FORM 4 Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person * SIMPSON, BARCLAY (Last) (First) (Middle) 4120 Dublin Blvd., Suite 400 (Street) Dublin, CA 94568 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol SIMPSON MANUFACTURING CO., INC. - (SSD) 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

4. Statement for (Month/Year) AUGUST 2002 5. If Amendment, Date of Original (Month/Year) /

 6. Relationship of Reporting Person(s) to Issuer

(Check all applicable)

    ☒    Director       ☒    10% Owner
   ☒    Officer            Other

Officer/Other
Description           CHAIRMAN OF THE BOARD

 7. Individual or Joint/Group
     Filing (Check Applicable Line)

☒    Form filed by One Reporting Person
    Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price
Common Stock	08/22/2002	J	V	9	D	$31.80	4,277	I	By Trust
Common Stock	08/22/2002	X		1,000	A	$18.3219	7,002,142	D
Common Stock							10,002	I	By General Partnership

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable (DE) and Expiration Date (ED) (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Owner- ship Form of Deri- vative Securities Beneficially Owned at End of Month (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V			(DE)	(ED)	Title	Amount or Number of Shares
Options on Common Stock	$18.3219	08/22/2002	X		1,000	D	Immed	12/31/2003	Common Stock	1,000
Options on Common Stock												250	D
Options on Common Stock												250	D
Options on Common Stock												250	D
Options on Common Stock												250	D
Options on Common Stock												250	D
Options on Common Stock												250	D
Options on Common Stock												250	D
Options on Common Stock												250	D

Explanation of responses:

J          The shares are owned by the Simpson Manufacturing Co., Inc. Profit Sharing Plan for Salaried Employees (the “Plan”) of which the reporting person is a participant. The change in the number of shares held by the reporting person represents a rebalancing of his position.

/s/BARCLAY SIMPSON ** Signature of Reporting Person	August 23, 2002 Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
      See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

http://www.sec.gov/divisions/corpfin/forms/form4.htm